March 17, 2011
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C., 20549-0305
U.S.A.

Re:	Wacoal Holdings Corp. Form 20-F Annual Report for Fiscal Year Ended March 31, 2010 Filed July 16, 2010 File No. 000-11743
Dear Mr. Reynolds:
     We are in receipt of your letter dated February 23, 2011 commenting on the annual report on Form 20-F of Wacoal Holdings Corp. (the “Company”) for the fiscal year ended March 31, 2010. However, due to the recent circumstances in Japan, we have been delayed in preparing our response. We respectfully request more time in order to address the Staff’s comments. We expect to respond to you by April 4, 2011.

Very truly yours,
/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning Wacoal Holdings Corp.

cc:	Edwin S. Kim David Link (Securities and Exchange Commission)
Andrew W. Winden Kenji Hosokawa (Morrison & Foerster LLP)